**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM 8-K**

CURRENT REPORT

Pursuant to Section 13 or 15 (d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):   October 25, 2004

**ENGELHARD CORPORATION**
(Exact name of registrant as specified in its charter)

| Delaware | 1-8142 | 22-1586002 |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (I.R.S. Employer Identification No.) |

| 101 Wood Avenue, Iselin, New Jersey | 08830 |
|---|---|
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code (732) 205-5000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 2.02**          **Results of Operations and Financial Condition.**

On October 25, 2004, Engelhard Corporation (the "Company") issued a press release announcing its earnings for its third quarter of fiscal year 2004. A copy of the release is furnished herewith as Exhibit 99.1.

The information furnished under this Item 2.02, including Exhibit 99.1, shall not be deemed to be filed for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and will not be incorporated by reference into any registration statement filed under the Securities Act of 1933, as amended, unless specifically identified therein as being incorporated therein by reference.

2

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ENGELHARD CORPORATION
(Registrant)

Date: October 25, 2004

/s/ Michael A. Sperduto

Michael A. Sperduto
Vice President and
Chief Financial Officer

3

**EXHIBIT INDEX**

| Exhibit No. | Description |
| --- | --- |
| 99.1 | Press Release, dated October 25, 2004, relating to Engelhard Corporation's earnings release for the third quarter of 2004. |

EXHIBIT (99.1)



# News

**Contact**
Ted Lowen
(Media)
732-205-6360

Gavin Bell
(Investor Relations)
732-205-6313
Ref. #C----

**Engelhard Corporation**
101 Wood Avenue
P.O. Box 770
Iselin, NJ 08830-0770

For immediate release

## ENGELHARD REPORTS FIRST-QUARTER RESULTS

**ISELIN, NJ, October 25, 2004 -** Engelhard Corporation (NYSE: EC) today reported net earnings for the third quarter ended September 30 of $59.1 million, or 47 cents per share on a diluted basis, compared with $59.8 million, or 47 cents per share, for the same period a year ago. The prior-year period included an 8 cent benefit resulting from the liquidation of the Engelhard-CLAL joint venture.

Third-quarter sales were $1.0 billion compared with $0.9 billion a year ago.

"The company's earnings results were slightly ahead of expectations in the quarter," said Barry W. Perry, chairman and chief executive officer. "A balanced performance across our enterprise delivered sales and operating earnings growth, enabling us to overcome weakness in certain served markets and the impact of an unusually severe hurricane season. For the full year, we expect to deliver solid top-line growth and modest improvement in earnings per share versus the prior year."
.

### Third-Quarter Operating Results

Operating earnings from Environmental Technologies increased 6% to $33 million, while sales rose 7% to $217 million. Third-quarter earnings performance resulted from growth in certain mobile markets, offset by the absence of prior-year diesel retrofit volume and unfavorable mix in light-duty vehicles. Higher revenues resulted from favorable foreign exchange translation and the pass-through costs of substrates.

Operating earnings from Process Technologies declined 16% to $21 million. Sales rose 3% to $148 million. Continued revenue and earnings growth from petroleum refining catalysts and additives was more than offset by lower results from most chemical-process markets. Earnings were also impacted by unfavorable mix, higher raw material costs, and an unusually severe hurricane season, resulting in power outages, delayed shipments and forced shutdowns throughout the supply chain.

Operating earnings from Appearance and Performance Technologies increased 7% to $19 million. Sales rose 4% to $172 million. Results primarily reflected stronger sales of kaolin-based technologies for non-paper applications and continued strength in cosmetics and personal care.

Operating earnings from Materials Services were $6 million, an increase of approximately $5 million from a year ago. Sales were $449 million, compared with $385 million in last year's third quarter.

Engelhard Corporation is a surface and materials science company that develops technologies to improve customers' products and processes. A *Fortune 500* company, Engelhard is a world-leading provider of technologies for environmental, process, appearance and performance applications. For more information, visit Engelhard on the Internet at www.engelhard.com.

**Forward-looking statements: This document contains forward-looking statements in management's comments. There are a number of factors that could cause Engelhard's actual results to vary materially from those projected in the forward-looking statements. For a more thorough discussion of these factors, please refer to page 25 of Engelhard's 2003 Form 10-K, dated March 11, 2004.**

**ENGELHARD CORPORATION**
**CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS**
**(Thousands, except per-share data)**
**(Unaudited)**

| | Three Months Ended September 30, | | | | Nine Months Ended September 30, | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | **2004** | | **2003** | | **2004** | | **2003** | |
| Net sales | $ | 1,001,973 | $ | 915,373 | $ | 3,149,780 | $ | 2,675,170 |
| Cost of sales | | 833,082 | | 761,234 | | 2,651,792 | | 2,208,573 |
| Gross profit | | 168,891 | | 154,139 | | 497,988 | | 466,597 |
| Selling, administrative and other expenses | | 95,313 | | 88,038 | | 286,756 | | 268,607 |
| Special charge, net | | — | | — | | — | | (11,978) |
| Operating earnings | | 73,578 | | 66,101 | | 211,232 | | 209,968 |
| Equity in earnings of affiliates | | 6,087 | | 14,517 | | 19,390 | | 27,694 |
| Interest expense, net | | (3,953) | | (5,510) | | (13,421) | | (15,820) |
| Earnings before income taxes | | 75,712 | | 75,108 | | 217,201 | | 221,842 |
| Income tax expense | | 16,657 | | 15,275 | | 39,809 | | 49,039 |
| Net earnings before cumulative effect of a change in accounting principle, net of tax | | 59,055 | | 59,833 | | 177,392 | | 172,803 |
| Cumulative effect of a change in accounting principle, net of tax of $1,390 | | — | | — | | — | | (2,269) |
| Net earnings | $ | 59,055 | $ | 59,833 | $ | 177,392 | $ | 170,534 |
| | | | | | | | | |
| Earnings per share - basic: | | | | | | | | |
| Earnings before cumulative effect of a change in accounting principle | $ | 0.48 | $ | 0.48 | $ | 1.44 | $ | 1.38 |
| Cumulative effect of a change in accounting principle, net of tax | | — | | — | | — | | (0.02) |
| Earnings per share - basic | $ | 0.48 | $ | 0.48 | $ | 1.44 | $ | 1.36 |
| | | | | | | | | |
| Earnings per share - diluted: | | | | | | | | |
| Earnings before cumulative effect of a change in accounting principle | $ | 0.47 | $ | 0.47 | $ | 1.41 | $ | 1.36 |
| Cumulative effect of a change in accounting principle, net of tax | | — | | — | | — | | (0.02) |
| Earnings per share - diluted | $ | 0.47 | $ | 0.47 | $ | 1.41 | $ | 1.34 |
| Cash dividends paid per share | $ | 0.11 | $ | 0.10 | $ | 0.33 | $ | 0.30 |
| Average number of shares outstanding - basic | | 122,951 | | 124,683 | | 123,584 | | 125,601 |
| Average number of shares outstanding - diluted | | 122,150 | | 126,877 | | 125,829 | | 127,320 |
| Actual number of shares outstanding at end of period | | 122,470 | | 125,581 | | 122,470 | | 125,581 |

Had compensation cost for Engelhard's stock option plans been determined based on the fair value at grant date consistent with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure," (assuming SFAS No. 123 was adopted on its effective date of October 1995), Engelhard would have reported net earnings and diluted earnings per share as follows:

| Pro forma information (in thousands, except per share data) | Three Months Ended September 30, | | | | Nine Months Ended September 30, | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | 2004 | | 2003 | | 2004 | | 2003 | |
| Net earnings - as reported | $ | 59,055 | $ | 59,833 | $ | 177,392 | $ | 170,534 |
| Net earnings - pro forma | | 57,625 | | 58,419 | | 172,190 | | 166,293 |
| Diluted earnings per share - as reported | | 0.47 | | 0.47 | | 1.41 | | 1.34 |
| Diluted earnings per share - pro forma | | 0.46 | | 0.46 | | 1.37 | | 1.31 |

8

| | Three Months Ended September 30, | | | Nine Months Ended September 30, | | | |
|---|---|---|---|---|---|---|---|
| | **2004** | **2003** | **Change** | **2004** | **2003** | | **Change** |
| Net Sales | | | | | | | |
| Environmental Technologies | $ 217,321 | $ 202,225 | 7% | $ 679,967 | $ 624,918 | | 9% |
| Process Technologies | 147,775 | 143,568 | 3% | 439,209 | 401,921 | | 9% |
| Appearance and Performance Technologies | 172,188 | 166,089 | 4% | 523,719 | 500,475 | | 5% |
| Technology segments | 537,284 | 511,882 | 5% | 1,642,895 | 1,527,314 | | 8% |
| Materials Services | 449,240 | 385,308 | 17% | 1,465,492 | 1,108,750 | | 32% |
| All Other | 15,449 | 18,183 | -15% | 41,393 | 39,106 | | 6% |
| Total net sales | $ 1,001,973 | $ 915,373 | 9% | $ 3,149,780 | $ 2,675,170 | | 18% |
| | | | | | | | |
| Operating Earnings | | | | | | | |
| Environmental Technologies | $ 32,961 | $ 30,980 | 6% | $ 102,706 | $ 87,046 | (A) | 18% |
| Process Technologies | 20,724 | 24,629 | -16% | 60,085 | 62,720 | (B) | -4% |
| Appearance and Performance Technologies | 19,264 | 18,009 | 7% | 58,121 | 55,205 | (C) | 5% |
| Technology segments | 72,949 | 73,618 | -1% | 220,912 | 204,971 | | 8% |
| Materials Services | 6,444 | 1,295 | 398% | 12,566 | 8,779 | | 43% |
| All Other | (5,815) | (8,812) | -34% | (22,246) | (3,782) | (D) | 488% |
| Total operating earnings | 73,578 | 66,101 | 11% | 211,232 | 209,968 | | 1% |
| Equity in earnings of affiliates | 6,087 | 14,517 | -58% | 19,390 | 27,694 | | -30% |
| Interest expense, net | (3,953) | (5,510) | -28% | (13,421) | (15,820) | | -15% |
| Earnings before income taxes | 75,712 | 75,108 | 1% | 217,201 | 221,842 | | -2% |
| Income tax expense | 16,657 | 15,275 | 9% | 39,809 | 49,039 | | -19% |
| Net earnings before cumulative effect of a change in accounting principle, net of tax | 59,055 | 59,833 | -1% | 177,392 | 172,803 | | 3% |
| Cumulative effect of a change in accounting principle, net of tax of $1,390 | — | — | — | — | (2,269) | | — |
| Net earnings | $ 59,055 | $ 59,833 | -1% | $ 177,392 | $ 170,534 | | 4% |

(A) - Includes a restructuring charge of $5.3 million ($3.5 million after tax or $0.03 per share) in 2003.

(B) - Includes a restructuring charge of $2.6 million ($1.6 million after tax or $0.01 per share) in 2003.

(C) - Includes a charge of $7.8 million ($4.8 million after tax or $0.04 per share) in 2003 related to lease commitments for idle facilities.

(D) - Includes a royalty settlement gain of $28.4 million ($17.6 million after tax or $0.14 per share) and a Corporate restructuring charge of $0.8 million ($0.5 million after tax or less than $0.01 per share) in 2003.

**ENGELHARD CORPORATION**
**CONDENSED CONSOLIDATED BALANCE SHEETS**
**(Thousands)**
**(Unaudited)**

| | September 30, 2004 | December 31, 2003 |
|---|---|---|
| Cash | $ 43,360 | $ 87,889 |
| Receivables, net | 438,023 | 400,043 |
| Committed metal positions | 356,718 | 350,163 |
| Inventories | 452,475 | 442,787 |
| Other current assets | 134,758 | 112,678 |
| Total current assets | 1,425,334 | 1,393,560 |
| Investments | 165,812 | 158,664 |
| Property, plant and equipment, net | 878,711 | 880,822 |
| Goodwill | 326,151 | 275,121 |
| Other intangible and noncurrent assets | 195,982 | 224,836 |
| Total assets | $ 2,991,990 | 2,933,003 |
| Short-term borrowings | $ 13,949 | $ 68,275 |
| Accounts payable | 238,754 | 296,979 |
| Hedged metal obligations | 311,389 | 295,821 |
| Other current liabilities | 274,110 | 286,940 |
| Total current liabilities | 838,202 | 948,015 |
| Long-term debt | 496,955 | 390,565 |
| Other noncurrent liabilities | 303,294 | 309,024 |
| Shareholders' equity | 1,353,539 | 1,285,399 |
| Total liabilities and shareholders' equity | $ 2,991,990 | $ 2,933,003 |

**ENGELHARD CORPORATION**
**CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS**
**(Thousands)**
**(Unaudited)**

| | Nine Months Ended September 30, | |
| --- | --- | --- |
| | 2004 | 2003 |
| Cash flows from operating activities | | |
| Net earnings | $ 177,392 | $ 170,534 |
| Adjustments to reconcile net earnings to net cash provided by operating activities: | | |
| Depreciation and depletion | 94,106 | 93,261 |
| Amortization of intangible assets | 2,767 | 2,479 |
| Equity results, net of dividends | (4,608) | (8,347) |
| Net change in assets and liabilities: | | |
| Materials Services related | (47,961) | 54,650 |
| All other | (48,869) | (14,448) |
| Net cash provided by operating activities | 172,827 | 298,129 |
| | | |
| Cash flows from investing activities | | |
| Capital expenditures | (76,698) | (68,080) |
| Proceeds from investments | 1,988 | 7,531 |
| Acquisitions and other investments | (66,240) | — |
| Net cash used in investing activities | (140,950) | (60,549) |
| | | |
| Cash flows from financing activities | | |
| Repayment of short-term borrowings | (54,326) | (262,280) |
| Proceeds from issuance of long-term debt | 106,390 | 147,842 |
| Repayment of long-term debt | — | (184) |
| Purchase of treasury stock | (107,586) | (84,517) |
| Cash from exercise of stock options | 22,433 | 23,293 |
| Dividends paid | (40,819) | (37,823) |
| Net cash used in financing activities | (73,908) | (213,669) |
| | | |
| Effect of exchange rate changes on cash | (2,498) | 7,220 |
| Net (decrease)/increase in cash | (44,529) | 31,131 |
| Cash at beginning of year | 87,889 | 48,246 |
| Cash at end of period | $ 43,360 | $ 79,377 |

The prior year presentation of the "Condensed Consolidated Statements of Cash Flows" has been changed to conform to the current year presentation. Specifically, 'Decrease in hedged metal obligation' has been reclassified from 'Net cash used in financing activities' to 'Net cash provided by operating activities,' and is included in the 'Materials Services related' line. The net effect of this reclassification is to decrease 'Net cash provided by operating activities' by $241 million and decrease 'Net cash used in financing activities' by an equivalent amount.